Vericimetry Funds
800 Wilshire Blvd., Suite 300
Los Angeles, CA 90017

November 23, 2011

FILED VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vericimetry Funds (the "Trust")
File Nos. 333-175410; 811-22578

Dear Sir or Madam:

The Trust respectfully requests, pursuant to Rule 461(a) under the 1933 Act, that the effective date of Pre-Effective Amendment No. 3 to the Registration Statement filed on Form N-1A/A on Wednesday, November 23, 2011 be accelerated so that the Registration Statement may become effective November 25, 2011.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from, the Trust's principal underwriter, requesting that the effective date of Pre-Effective Amendment No. 3 be accelerated so that the Registration Statement may become effective on November 25, 2011.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (818) 813-1351.

Sincerely,

/s/ Glenn S. Freed
Glenn S. Freed
President